gallagher@briantgallagherlaw.com briantgallagherlaw.com 410-533-4855 1906 Towne Center Blvd, Suite 275 Annapolis, MD 21401

June 3, 2024

SENT VIA EDGAR FILING

Division of Corporation Finance

Office of Real Estate & Construction

Re:	Response to May 8, 2024 Comments

To the Division of Corporation Finance:

This letter is submitted on behalf of Bequest Bonds I, Inc., a Delaware corporation (the “Issuer”), in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) in a letter dated May 8, 2024, with respect to the Issuer’s Offering Statement on Form 1A (CIK No. 0002016678), filed with the SEC on April 16, 2024. This letter is being submitted contemporaneously with the filing of the First Amendment to the Offering Statement containing changes made in response to the Staff’s comments and for the purpose of updating and revising certain information in the Offering Statement.

For ease of reference, each Staff comment contained in the Comment Letter is reprinted below in bold and followed by the corresponding response of the Issuer.

For the Staff’s ease of review, we have also provided two clean copies of the First Amendment, along with two redlines marked against the Offering Statement.

1. We note LMMS Management LLC will own 100% of the common shares of the company. Please tell us when LMMS Management LLC was formed and whether it has any existing operations.

RESPONSE: See pg. 1 under ‘Our Management’ which includes the information requested.

2. We note the company reserves the right to tokenize the bonds in the future. Please disclose your intent to tokenize the bonds and provide a comprehensive description of the tokenization process.

RESPONSE: See additions to pgs. 27-28 for an overview of the tokenization process.

gallagher@briantgallagherlaw.com briantgallagherlaw.com 410-533-4855 1906 Towne Center Blvd, Suite 275 Annapolis, MD 21401

3. We note your disclosure that the company was formed on February 20, 2024, and has no operating or financial history or assets. You also disclose that accrued interest will be paid monthly beginning immediately following the first full fiscal quarter after the initial closing in the offering and continuing until the maturity date, and that you expect to operate the company for an estimated period of five to seven years. On page 11, you state that the interest payments investors receive may be reduced pending the investment of the offering proceeds. Throughout the filing, as applicable, please disclose how you plan to fund interest payments, redemptions and principal payments at maturity. Also disclose when you expect to make an investment with the offering proceeds, as there is no minimum number of bonds that need to be sold as a condition of closing your offering. Add appropriate disclosure regarding these risks.

RESPONSE: See below:

a.	Additional information regarding plans to fund interest payments, was added on pg. 29 under ‘Distributions.’
b.	Additional information regarding plans to fund redemptions, and principal payments at maturity was added on pg. 29 under ‘Limited Right of Liquidity.’
c.	Additional information regarding when the Company plans to make investments with the offering proceeds was added on pg. 25 under ‘The Offering.’
d.	Additional disclosures regarding the aforementioned risks was added on pg. 11 under ‘Risks relating to Company’s buying power and the lack of minimum investment amount.’

4. Please disclose the age and employment for the last five years of each director and officer, including principal occupations and employment during that period and the name of any organization in which such occupations and employment were held. See Item 10 of Form 1-A.

RESPONSE: See additional information regarding age and employment information on pgs. 35-36.

5. We note your statement that “it is likely that a large portion of the funds raised in this offering will be invested in companies that are owned and operated by affiliates of the Manager.” Please explain to us how this statement is consistent with your disclosure, under Use of Proceeds on page 18, that you “intend to use approximately 90% of the net proceeds from this offering to purchase or otherwise acquire mortgages and other liens on and interests in real estate as well as real estate-type interests, to include commercial real estate and real estate related technology.” Also, tell us if any investments in companies that are owned and/or operated by the manager are considered probable, and how you made that determination. As part of your response, tell us if you have any negotiations, agreements for acquisitions, letters of intent, or if any companies have been identified.

RESPONSE: The ‘Use of Proceeds’ section was amended to reflect the intention to invest in “subsidiaries and target companies” that acquire mortgages and other liens on and interests in real estate as well as real estate-type interests.”

Additionally, further language was included on pg. 37 stating that “the Company has not identified any specific investments in companies that are owned and/or operated by affiliated companies. We intend to determine the probability of such investments based on ongoing evaluations and due diligence processes. This includes assessing the alignment of the investment with our strategic goals, financial health, and growth potential of the target company, and ensuring there are no conflicts of interest.” Further language was included on pg. 38 stating “[T]here are no active negotiations with affiliated companies, nor has the Company entered into any agreements for acquisitions involving affiliated companies. There are no letters of intent in place with such companies, nor have any specific companies been identified for investment at this stage.”

gallagher@briantgallagherlaw.com briantgallagherlaw.com 410-533-4855 1906 Towne Center Blvd, Suite 275 Annapolis, MD 21401

6. Under Ownership Interest of Management, please disclose in greater detail the fees and compensation that LMMS Management LLC is entitled to receive from the company, as set forth the management services agreement and any other applicable agreement.

RESPONSE: Revisions were made to the chart in the ‘Use of Proceeds’ section to specifically identify the compensation and fees due to the Manager.

7. Please describe in greater detail how the company “will ensure that the purchased assets are valued at market level pricing and will not pay a price in excess of such valuation for such assets.”

RESPONSE: See addition of the five bulletin points on pg. 37 outlining the procedures that the Company intends to employ to ensure that purchased assets are acquired at market level prices.

8. We note the company has entered into a Management Services Agreement with B and B Management, LLC. Please confirm that “B and B Management, LLC” is the same as “LMMS Management LLC.”

RESPONSE: This typo was corrected.

9. We note that the bonds in this offering will be offered and sold through the websites www.bqfunds.com and www.bytefederal.com, as well as through Byte Federal, Inc. platforms. Please disclose your relationship with these entities and file as exhibits any agreements related to your offers and sales through these websites and platforms. Also tell us whether the entities that will offer and sell your bonds on their websites and/or platforms are registered as broker dealers.

RESPONSE: See additional language added to pg. 21 under ‘Plan of Distribution.’ This language includes the following:

Byte Federal, Inc. and Bequest Capital, LLC are the owners of LMMS Management, LLC and have entered into the Management Services Agreement, a copy of which is included as Exhibit 5.3. LMMS Management, LLC owns 100% of the common shares of the Company. LMMS Management, LLC is owned by Martin Saenz, Shawn Muneio, and Byte Federal, Inc. Mr. Saenz and Mr. Muneio are the owners of Bequest Capital, LLC. Bequest Funds and Byte Federal, Inc., as the owners of the Company, they are offering and selling securities on their own behalf and not on the behalf of clients or others. As such, they are of the opinion that they do not meet the definition of a broker-dealer and are thus not required to be registered.

gallagher@briantgallagherlaw.com briantgallagherlaw.com 410-533-4855 1906 Towne Center Blvd, Suite 275 Annapolis, MD 21401

10. If applicable, please provide prior performance tables for prior programs with similar investment objectives as required by Industry Guide 5. See Item 7(c) of Form 1-A.

RESPONSE: Prior performance tables were added on pg. 26.

11. We note that you have filed your audited financial statements as exhibit 99.1. Please revise to include your audited financial statements as part of the offering statement and not as an exhibit. See Part F/S (a)(1) of Form 1-A.

RESPONSE: The audited financial statements were inserted at pg. 34 into the offering statement.

The Issuer respectfully believes that the information contained herein is responsive to the Staff Comment Letter. Please feel free to contact me at the above number for any questions related to this letter. As a side note, we appreciate the speed with which the Staff was able to review and provide its initial comments on the Offering Statement.

Sincerely,

//BTG//
Brian T. Gallagher

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